SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13E-3

Rule 13e-3 Transaction Statement Under Section 13(e)

of the Securities Exchange Act of 1934

(Amendment No. 1)

Virginia Savings Bancorp, Inc.

(Name of Issuer)

Virginia Savings Bancorp, Inc.

Samuel J. Baggarly	W. Michael Funk	Noel F. Pilon
Kent E. Coons	J. William Gilliam	Arnold M. Williams, Sr.
Webb R. Davis	Francis D. Hall	David L. Wines

(Name of Persons Filing Statement)

Common Stock, par value $1.00 per share

(Title of Class of Securities)

928086 10 7

(CUSIP Number of Class of Securities)

Noel F. Pilon

Senior Vice President and Chief Financial Officer

Virginia Savings Bancorp, Inc.

600 Commerce Avenue

Front Royal, Virginia 22630

(540) 635-4137

(Name, address, and telephone numbers of person authorized to receive notices and communications on behalf of persons filing statement)

Copy to:

Christopher J. Lange, Esq.

Scott H. Richter, Esq.

LeClairRyan, A Professional Corporation

951 East Byrd Street

Richmond, Virginia 23219

(804) 783-2003

This statement is filed in connection with (check the appropriate box):

☒	a.	The filing of solicitation materials or an information statement subject to Regulation 14A, Regulation 14C or Rule 13e-3(c) under the Securities Exchange Act of 1934.

☐	b.	The filing of a registration statement under the Securities Act of 1933.

☐	c.	A tender offer.

☐	d.	None of the above.

Check the following box if the soliciting materials or information statement referred to in checking box (a) are preliminary copies:☒

Check the following box if the filing is a final amendment reporting the results of the transaction: ☐

Calculation of Filing Fee

Transaction Valuation (1)	Amount of Filing Fee (1)

$542,363.50	$30.27

(1) For purposes of calculating the fee only. This amount assumes 93,350 shares of common stock of the subject company will be exchanged for 93,350 shares of Series A Non-Voting Preferred Stock of the subject company. Pursuant to Rule 0-11(a)(4), because there is no market for the common stock, the transaction value is based on the book value of the subject company as of June 30, 2009, which was $5.81 per share. The filing fee was calculated based on a rate equal to $55.80 per million dollars.

☒	Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

Amount Previously Paid: $30.27

Form or Registration No.: Schedule 13E-3

Filing Party: Virginia Savings Bancorp, Inc.

Date Filed: September 29, 2009

TRANSACTION STATEMENT UNDER SECTION 13(e) OF THE

SECURITIES EXCHANGE ACT OF 1934 AND RULE 13e-3 THEREUNDER

This Rule 13e-3 Transaction Statement on Schedule 13E-3 (the “Schedule”) is being filed by the filing persons listed on the cover of this Schedule in connection with amendments to the articles of incorporation of Virginia Savings Bancorp, Inc. (the “Company”), which collectively provide for the reclassification (the “Reclassification”) of shares of the Company’s common stock held by shareholders of record of fewer than 1,000 shares into the Company’s Series A Non-Voting Preferred Stock. The Reclassification is designed to reduce the number of shareholders of record of the Company’s common stock to below 300 in order to allow the Company to terminate registration of its common stock under Section 12 of the Securities Exchange Act of 1934 (the “Exchange Act”) and to suspend its obligation to file reports under Section 15(d) of the Exchange Act. A copy of the Articles of Amendment containing the proposed amendments is attached as Appendix A to the Proxy Statement filed by the Company concurrently with this Schedule (the “Proxy Statement”). The Proxy Statement is being filed under cover of Schedule 14A pursuant to Regulation 14A of the Exchange Act and is incorporated by reference herein. The Proxy Statement relates to the special meeting of shareholders at which the Company’s shareholders will consider and vote upon the proposed amendments to the Company’s articles of incorporation.

All information contained in this Schedule concerning the Company has been supplied by the Company. The information contained in the Proxy Statement, including all appendices, is hereby incorporated by reference. Capitalized terms not otherwise defined herein shall have the meaning given to them in the Proxy Statement.

Item 1.	Summary Term Sheet

The required information is incorporated herein by reference to the section of Exhibit 1 entitled “QUESTIONS AND ANSWERS ABOUT AND SUMMARY TERMS OF THE RECLASSIFICATION AND THE SPECIAL MEETING.”

Item 2.	Subject Company Information

The required information is incorporated herein by reference to the Notice of Special Meeting of Shareholders contained in Exhibit 1 and to the sections of Exhibit 1 entitled “DESCRIPTION OF CAPITAL STOCK – Common Stock” and “MARKET PRICE OF VIRGINIA SAVINGS BANCORP, INC. COMMON STOCK AND DIVIDEND INFORMATION.”

Item 3.	Identity and Background of Filing Persons

The required information is incorporated herein by reference to the section of Exhibit 1 entitled “IDENTITY AND BACKGROUND OF FILING PERSONS.” Certain other required information regarding the filing persons is incorporated herein by reference to the section of Exhibit 1 entitled “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.”

Item 4.	Terms of the Transaction

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “QUESTIONS AND ANSWERS ABOUT AND SUMMARY TERMS OF THE RECLASSIFICATION AND THE SPECIAL MEETING,” “SPECIAL FACTORS – Overview of the Reclassification, – Background of the Reclassification, – Reasons for the Reclassification; Fairness of the Reclassification; Board Recommendation, – Our Position as to the Fairness of the Reclassification, – Purpose and Structure

of the Reclassification, – Effects of the Reclassification on Virginia Savings Bancorp, Inc., – Effects of the Reclassification on Shareholders of Virginia Savings Bancorp, Inc., – Material Federal Income Tax Consequences of the Reclassification, and – Accounting Treatment,” and “DESCRIPTION OF CAPITAL STOCK – Common Stock, – Preferred Stock, and – Series A Non-Voting Preferred Stock.”

Item 5.	Past Contacts, Transactions, Negotiations and Agreements

The required information is incorporated herein by reference to the section of Exhibit 1 entitled “CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS.”

Item 6.	Purposes of the Transaction and Plans or Proposals

The required information is incorporated herein by reference to the section of Exhibit 1 entitled “SPECIAL FACTORS – Reasons for the Reclassification; Fairness of the Reclassification; Board Recommendation.”

Item 7.	Purposes, Alternatives, Reasons and Effects in a Going Private Transaction

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “SPECIAL FACTORS – Overview of the Reclassification, – Reasons for the Reclassification; Fairness of the Reclassification; Board Recommendation, – Our Position as to the Fairness of the Reclassification, – Purpose and Structure of the Reclassification, – Effects of the Reclassification on Virginia Savings Bancorp, Inc., – Effects of the Reclassification on Shareholders of Virginia Savings Bancorp, Inc., and – Material Federal Income Tax Consequences of the Reclassification.”

Item 8.	Fairness of the Going Private Transaction

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “SPECIAL FACTORS – Overview of the Reclassification, – Reasons for the Reclassification; Fairness of the Reclassification; Board Recommendation, and – Our Position as to the Fairness of the Reclassification.”

Item 9.	Reports, Opinions, Appraisals and Negotiations

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “SPECIAL FACTORS, – Overview of the Reclassification, – Reasons for the Reclassification; Fairness of the Reclassification; Board Recommendation, and – Our Position as to the Fairness of the Reclassification,” and “OTHER MATTERS – Reports, Opinions, Appraisals and Negotiations.” No written materials were furnished to the board of directors by any outside party (other than counsel) relating to the transaction.

Item 10.	Source and Amount of Funds or Other Consideration

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “SPECIAL MATTERS – Financing of the Reclassification, and – Fees and Expenses.”

Item 11.	Interest in Securities of the Subject Company

The required information is incorporated herein by reference to the section of Exhibit 1 entitled “SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT.”

Item 12.	The Solicitation or Recommendation

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “SPECIAL FACTORS – Reasons for the Reclassification; Fairness of the Reclassification; Board Recommendation.”

Item 13.	Financial Statements

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “SELECTED HISTORICAL FINANCIAL INFORMATION” and “UNAUDITED PRO FORMA CONSOLIDATED FINANCIAL INFORMATION.”

Item 14.	Persons/Assets Retained, Employed, Compensated or Used

The required information is incorporated herein by reference to the sections of Exhibit 1 entitled “QUESTIONS AND ANSWERS ABOUT AND SUMMARY TERMS OF THE RECLASSIFICATION AND THE SPECIAL MEETING.”

Item 15.	Additional Information

The information contained in the Proxy Statement, including any appendices or exhibits thereto, is incorporated herein by reference.

Item 16.	Exhibits

1.	Amendment No. 1 to the Preliminary Proxy Statement, Notice of Annual Meeting of Shareholders and related cover letter filed with the Securities and Exchange Commission under cover of Schedule 14A on November 6, 2009 (incorporated by reference to Amendment No. 1 to the Preliminary Proxy Statement filed with the Securities and Exchange Commission by the Company on November 6, 2009 under cover of Schedule 14A).

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 6, 2009

VIRGINIA SAVINGS BANCORP, INC.

By:	/S/ W. MICHAEL FUNK
W. Michael Funk
President and Chief Executive Officer

OTHER FILING PERSONS:

*
Samuel J. Baggarly

*
Kent E. Coons

*
Webb R. Davis

*
W. Michael Funk

*
J. William Gilliam

*
Francis D. Hall

*
Noel F. Pilon

*
Arnold M Williams, Sr.

*
David L. Wines

By:	/S/ W. MICHAEL FUNK AS ATTORNEY-IN-FACT
W. Michael Funk

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